                                                      PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-67727

                                                                DECEMBER 4, 1998
PROSPECTUS



                                614,135 Shares



                         SYLVAN LEARNING SYSTEMS, INC.


                                 COMMON STOCK

                                  ___________

     The shares of common stock of Sylvan Learning Systems, Inc. covered by this Prospectus are outstanding shares which may be offered and sold by the stockholders named herein. Sylvan will not receive any proceeds from the sale of the shares by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "SLVN." On December 3, 1998, the last sale price for the common stock as reported on the Nasdaq Stock Market was $27.5625 per share.

     The selling stockholders may sell shares of the common stock offered hereby in transactions on the Nasdaq Stock Market, in privately-negotiated transactions or otherwise, in each case at negotiated prices. The brokers or dealers through or to whom the shares of common stock covered hereby may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed underwriting compensation.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is  December 4 , 1998.

                             AVAILABLE INFORMATION

     Sylvan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Sylvan with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:\\www.sec.gov. The common stock of Sylvan is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning Sylvan can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which Sylvan has filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fees prescribed by the Commission, may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Sylvan with the Commission (File No. 0-22844) pursuant to the 1934 Act are incorporated herein by reference:

     (i) Annual Report on Form 10-K for the year ended December 31, 1997, as amended by its Annual Report on Form 10-K/A;

     (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     (iii) Current Report on Form 8-K dated July 29, 1998, relating to the restatement of Sylvan's consolidated financial statements for each of the three years in the period ended December 31, 1997 and for the quarters ended March 31, 1998 and 1997 to give retroactive effect to Sylvan's merger with Aspect International Language Schools, B.V. and subsidiaries ("Aspect");

     (iv) Current Report on Form 8-K dated March 11, 1998, relating to the restatement of Sylvan's selected financial data schedule to give effect to Sylvan's adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share as of December 31, 1997;

     (v) the description of common stock contained in Item 4 of Sylvan's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act; and

     (vi) all other documents filed by Sylvan pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

     Sylvan will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Sylvan Learning Systems, Inc., 1000 Lancaster Street, Baltimore, Maryland 21202, Attention: Chief Financial Officer, telephone: (410) 843-8000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Sylvan is the leading provider of educational services to families, schools and industry. Sylvan provides lifelong educational services through three divisions: Sylvan Learning Centers, Sylvan Prometric and Sylvan Contract Educational Services. Sylvan Learning Centers provides personalized instructional services to kindergarten through 12th grade students of various skill levels. Sylvan Prometric provides computer-based testing for academic admissions and professional and licensing certification programs. This division includes Wall Street Institute and Aspect. Wall Street is a European-based franchisor and operator of learning centers for English language instruction that also administers certain computer-based testing programs throughout Europe
and Latin America.   Aspect is a leading provider of international educational
programs, primarily English as a Second Language for students worldwide. Sylvan Contract Educational Services provides educational services and professional development through contracts with school systems and other organizations. This division includes the operations of Canter and Associates, Inc. and Canter Educational Products, Inc., a leading provider of materials and training programs for educators. Sylvan delivers its services through approximately 3,000 educational and testing centers around the globe. In 1997, system-wide revenues were approximately $448.0 million, composed of $193.6 million from Sylvan Learning Centers ($162.4 million from franchised Learning Centers and $31.2 million from Company-owned Learning Centers, product sales, franchise sales fees and other franchise service revenues), $187.8 million from Sylvan Prometric and $66.6 million from Sylvan Contract Educational Services. In addition, Wall Street's franchise system generated approximately $85.0 million of revenues in 1997.

     Sylvan Learning Centers. This division provides supplemental instruction in reading, mathematics and reading readiness, featuring an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher. As of September 30, 1998, Sylvan or its franchisees operated 710 Learning Centers. These centers are in 49 states, six Canadian provinces, South Korea and Guam. As of that date, Sylvan owned and operated 63 Learning Centers, and more than 450 franchisees operated 647 Sylvan Learning Centers.

     Sylvan Prometric. As of September 30, 1998, Sylvan's testing business was operated through more than 2,000 testing centers, approximately 1,100 of which are located in the United States and Canada and the remainder of which are located in more than 100 foreign countries. Sylvan Prometric's principal customers are Educational Testing Services ("ETS") and, in the Information Technology ("IT") industry, Microsoft Corp. and Novell, Inc. Sylvan provides certification testing for its IT customers that have worldwide certification programs for various professionals, such as network administrators and engineers, service technicians and instructors, application specialists and developers, and system administrators, operators and engineers. Sylvan has been designated the exclusive commercial provider of computer-based tests administered by ETS (excluding the SAT/PSAT and Achievement Test). As of September 30, 1998, Sylvan operated 174 permanent and 88 temporary sites in more than 100 countries to facilitate delivery of international testing for ETS. Sylvan also provides testing services to organizations that license beginning teachers, physicians, registered and practical nurses, pilots and aviation mechanics and for organizations in many other fields, including computer professionals, medical laboratory technicians and military candidates. Through Sylvan's December 1996 acquisition of Wall Street Institute and its May 1998 acquisition of Aspect, Sylvan provides live and computer-based English instruction in the U.S., Canada, Europe, Latin America and Australia.

     Sylvan Contract Educational Services. As of September 30, 1998, Sylvan provided educational services under federal and various state funding programs to students in 152 public and 700 non-public schools. Sylvan provides remedial educational services to public and non-public school systems. Sylvan expanded these services through its May 1997 acquisition of I-R, Inc. and Independent Child Study Teams, Inc. Sylvan's January 1998 acquisition of Canter, which specializes in teacher training products and services, enhances Sylvan's teacher development services for public and non-public school contracts and capitalizes on the growing market for teacher training. Sylvan also provides educational and training services to large corporations throughout the United States, including racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking, through its wholly-owned subsidiary, The PACE Group and Sylvan's Sylvan-At-Work program.

     Sylvan's principal executive offices are located at 1000 Lancaster Street, Baltimore, Maryland 21202, and its telephone number is (410) 843-8000.

                                USE OF PROCEEDS

     All of the proceeds from the sale of the shares of Sylvan's common stock offered hereby will be received by the selling stockholders. Sylvan will receive none of the proceeds from the sale of the shares of common stock offered hereby.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Sylvan's common stock by the person listed therein prior to this offering, the maximum number of shares of common stock to be sold by the selling stockholders hereby, and the beneficial ownership of Sylvan's common stock by the selling stockholders after this offering, assuming that all shares of common stock offered hereby are sold.




                                                Shares Beneficially                                 Shares Beneficially
                                              Owned Prior to Offering          Shares To            Owned After Offering
          Name and Address of              ------------------------------      Be Sold In      -------------------------------
            Beneficial Owner                    Number          Percent         Offering            Number           Percent
----------------------------------------   --------------    ------------    --------------    --------------     ------------
The Chauncey Group International, Ltd./1/         277,056          *                277,056               -0-           *
664 Rosedale Road
Princeton, New Jersey  08540

Insurance Testing Corporation/2/                  258,246          *                258,246               -0-           *
664 Rosedale Road
Princeton, New Jersey  08540

Barbara S. Stipek3                                 61,867          *                 61,867               -0-           *
5017 S.W. Orchard Lane
Portland, Oregon  97219

Congress & Co., as Escrow Agent/3/                 16,966          *                 16,966               -0-           *
Two International Place, 5th Floor
Boston, Massachusetts  02110

_____________
* Less than 1%.
1. Pursuant to the Stock Purchase Agreement between The Chauncey Group International, Ltd. ("Chauncey") and Sylvan dated September 9, 1998, Sylvan acquired 52,632 shares of Chauncey's convertible preferred stock in exchange for 277,056 shares of Sylvan common stock.

2. Pursuant to the Asset Purchase Agreement by and between Sylvan and Insurance Testing Corporation ("ITC") dated August 1, 1998, Sylvan acquired certain of ITC's assets in exchange for 258,246 shares of Sylvan common stock.

3. Pursuant to the Stock Purchase Agreement by and among Barabara S. Stipek (the "Stockholder") and Sylvan dated August 15, 1998 (the "Stock Purchase Agreement"), Sylvan acquired all of the issued and outstanding capital stock of Pacific Language Associates, Inc. in exchange for 78,833 shares of Sylvan's common stock, 16,966 shares (the "Escrow Shares") of which were placed in two escrow accounts. Each escrow account stands as security for claims made by Sylvan against the Stockholder in respect of the representations, warranties and covenants made by the Stockholder in the Agreement. The Escrow Shares may be released to the Stockholder at specified times under the terms of the escrow agreements. There can be no assurance, however, that any of the Escrow Shares will be released to the Stockholder.

                             PLAN OF DISTRIBUTION

     Sylvan's common stock is quoted on the Nasdaq National Market under the symbol "SLVN." The Shares may be sold from time to time by the selling stockholders (or their pledgees, donees, transferees or other successors in interest) directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire the Shares as principals. In connection with any sales of the Shares hereunder, the selling stockholders and any broker-dealers participating such sales may be deemed to be "underwriters" within the meaning of the Securities Act. The distribution of the Shares hereunder by the selling stockholders may be effected in one or more transactions that may take place on the Nasdaq National Market or otherwise, including block trades or ordinary brokers' transactions, or through privately negotiated transactions, through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales. From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Sylvan or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. From time to time, the selling stockholders may pledge their Shares pursuant to the margin provisions of their customer agreements with their respective brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time. Sylvan will not bear any commissions or discounts paid or allowed by the selling stockholders to underwriters, dealers, brokers or agents.

     To the extent required, the specific shares of common stock to be sold, purchase price, public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering may be set forth in an accompanying Prospectus Supplement. Sylvan has agreed to bear the cost of preparing the Registration Statement of which Prospectus is a part and all filing fees and legal and accounting expenses in connection with registration of the shares of common stock offered by the selling stockholders hereby under federal and state securities laws.

                                 LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for Sylvan by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements of Sylvan at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 appearing in the Current Report on Form 8-K dated July 29, 1998 of Sylvan have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference, which, as to the years 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP, independent auditors, and as to the years 1997, 1996 and 1995, is based in part on the reports of Smith, Lange & Phillips, LLP and Deloitte & Touche, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


=============================================         ================================================
                                                                        614,135 Shares
     No person has been authorized by Sylvan
      to give any information or to make any
      representations other than those
      contained in this Prospectus in                                  SYLVAN LEARNING
      connection with the offer contained in                            SYSTEMS, INC.
      this Prospectus, and if given or made,                             Common Stock
      such information or representations
      may not be relied upon as having been
      authorized by Sylvan.  This Prospectus
      does not constitute an offer to sell                                PROSPECTUS
      or a solicitation of an offer to buy
      any of the securities in any
      jurisdiction in which such offer or
      solicitation is not authorized, or in
      which the person making such offer or
      solicitation is not qualified to do
      so, or to any person to whom it is
      unlawful to make such offer or                                   December 4, 1998
      solicitation.  Neither the delivery of
      this Prospectus nor any sale made
      hereunder shall create an implication
      that there has been no change in the
      affairs of Sylvan since the date
      hereof.



     _____________________________




     TABLE OF CONTENTS

PAGE
---------------------------------------------

     Available Information.............  1
     Incorporation of Certain
        Documents by Reference.........  1
     The Company.......................  2
     Use of Proceeds...................  3
     Selling Stockholders..............  3
     PLAN OF DISTRIBUTION..............  4
     Legal Matters.....................  4
     Experts...........................  4

=============================================         ================================================